UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NeuroPace, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

641288105

(CUSIP Number)

Accelmed Partners II, LP

Ugland House, South Church Street

PO Box 309

Grand Cayman KY1-1104, Cayman Islands

Attn: Uri Geiger

(305) 854-6815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 641288105

Page: Page 2 of 7

1	NAMES OF REPORTING PERSONS Accelmed Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,432,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,432,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,432,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON PN

CUSIP: 641288105

Page: Page 3 of 7

1	NAMES OF REPORTING PERSONS Accelmed Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,432,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,432,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,432,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON PN

CUSIP: 641288105

Page: Page 4 of 7

1	NAMES OF REPORTING PERSONS Accelmed Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,432,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,432,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,432,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

CUSIP: 641288105

Page: Page 5 of 7

1	NAMES OF REPORTING PERSONS Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,432,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,432,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,432,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

CUSIP: 641288105

Page: Page 6 of 7

The Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on November 21, 2022 (the “Initial 13D”) is hereby amended to furnish the additional information set forth in this Amendment No. 1 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following at the end:

Between November 21, 2022 and November 22, 2022, the Reporting Persons purchased the additional 390,291 shares of the Common Stock disclosed in this Amendment No. 1 to the Initial 13D (which shall be part of the “Shares” for purposes of this Schedule 13D). These acquisitions were funded with the working capital funds of Accelmed LP for an aggregate purchase price of approximately $585,000.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 4,432,948 shares of the Common Stock, representing approximately 17.8% of the outstanding shares of the Common Stock, based on 24,903,146 shares of the Common Stock outstanding as of November 4, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022.

(c) – The following table sets forth all transactions with respect to shares of the Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D.

Name of Reporting Person	Date of Transaction	Type of Transaction	Number of Shares of Common Stock	Price per Share of Common Stock
Accelmed LP	11/21/2022	Purchase	327,893	$1.499
Accelmed LP	11/22/2022	Purchase	62,398	$1.499

CUSIP: 641288105

Page: Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

ACCELMED PARTNERS II LP

By Accelmed Partners II GP, L.P., its general partner

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP, L.P.

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual